FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:              "2010 Full Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA+1 202 737 6520

Basel, Switzerland, February 9, 2011

2010 Full Year Results

Operating income maintained, record free cash flow

•	Sales $11.6 billion, up 6 percent; up 4 percent at constant exchange rates1

•	Operating income2 maintained at $1.97 billion

•	Earnings per share2 $16.44, up 2 percent

•	Free cash flow $1.1 billion

•	Proposed dividend up 17 percent to CHF 7.00, share repurchase

•	Total cash return planned in 2011: ~$850 million

•	2011 outlook: positive volume momentum, share gain

New strategy to deliver superior customer and shareholder value

•	Fully integrated offer on a global crop basis

•	Three core objectives: Integrate, Innovate, Outperform

•	Key performance metrics: market share, EBITDA margin, CFROI

	Reported Financial Highlights
	2010 $m	2009 $m	Actual %	CER %
Sales	11,641	10,992	+ 6	+ 4
Crop Protection	8,878	8,491	+ 5	+ 3
Seeds	2,805	2,564	+ 9	+ 8
Net Income3	1,397	1,408	- 1

EBITDA	2,505	2,427	+ 3	+ 3
Earnings per share2	$16.44	$16.15	+ 2

1	Growth at constant exchange rates, see Appendix A.

2	Excluding restructuring and impairment; EPS on a fully-diluted basis.

3	Net income to shareholders of Syngenta AG.

Mike Mack, Chief Executive Officer, said:

“Strong volume growth starting in the second quarter of 2010 has more than offset the impact of lower crop protection prices and demonstrates the ongoing expansion of demand in our business.  The result for the year also reflects higher Seeds profitability as customers increasingly recognize the superiority and breadth of our technology.

“Sales of $11.6 billion in 2010 have almost doubled since Syngenta’s creation ten years ago.  Expansion has been particularly rapid in the emerging markets, which now account for almost 50 percent of our sales.  Our leading position in these markets - the key driver for our industry in terms of population growth and dietary change - will be pivotal to our future success.  Global growth in both Crop Protection and Seeds has been accompanied by a significant improvement in profitability, with an EBITDA margin of 21.5 percent compared with 17.8 percent in 2001.   The company has consistently generated strong free cash flow, reaching a record level of $1.1 billion in 2010.  This is enabling us to implement a step change in the dividend and to plan a further share repurchase in 2011.

“Our success over the last ten years reflects the breadth of our portfolio and our dedicated focus on agriculture. In Crop Protection, we have grown share to become the world leader, with unrivalled product and distribution strength.  At the same time, as growers’ seeds purchasing decisions have increased in importance, we have built a global Seeds platform incorporating leading technology, which is transforming the scale and scope of our business.  As a result, we now have a unique capability to address the increasing complexity of the challenges facing farmers, by developing a fully integrated offer on a global crop basis. This offer will expand our reach while enhancing efficiency, with game-changing technologies encompassing new products, solutions and local go-to-market strategies.  These will be continuously adapted in order to anticipate and meet the needs of the farmer of the future.  Our goal is to create value for our shareholders by first creating value for our customers, including both channel partners and growers.  By so doing, we will continue our contribution towards improving global food security.”

Integrate, Innovate, Outperform

Syngenta will now build on the combined strength of its Crop Protection and Seeds businesses to develop a fully integrated offer on a global crop basis.

Our strategy is based on three core objectives:

Integrate:

•	We will create unique solutions to meet grower needs, with an integrated offer in the field drawing on our deep knowledge and understanding of agriculture.

•
In order to enable these solutions, global commercial operations for Crop Protection and Seeds will be fully combined by the end of 2012, building on the success of integration already introduced in countries such as Brazil and Italy.

•
Commercial integration will result in cost savings of around $150 million by 2015.  Additional savings from procurement and supply chain efficiency are expected to total around $500 million, giving total annualized cost savings of around $650 million in 2015.

Innovate:

•	We will develop an expanded crop-based pipeline, by bringing together R&D in Crop Protection and Seeds to generate combined genetic and chemical solutions which also address abiotic stress.

•	We will continue to create new markets as we are doing with PleneTM on sugar cane in Brazil and with the launch of the TegraTM integrated rice program in Asia.

•	We will develop novel go-to-market models, building in particular on our success in reaching new customers in emerging markets.

•	We will seek value-adding partnerships and collaborations which maximize return on R&D and bring new offers to the grower more quickly.

Outperform:

•	Our aim is to gain an average 0.5 percent market share annually across the combined business over the next five years.

•	We target a group EBITDA margin in the range of 22-24 percent by 2015.

•	We aim to continue to deliver Cash Flow Return on Investment in excess of 12 percent.

•	We will target a continuous increase in the dividend. We will also execute tactical share buybacks.

New integrated organization

We will integrate the business model by creating 19 territories with a strategic crop focus.  The territories will be grouped under four geographic regions against which we will continue to report.  This entails the following changes at the Executive Committee level:

John Atkin, currently COO Crop Protection, will assume cross-business executive responsibility for the regions Europe, Africa & the Middle East and Latin America.  He will also have global strategic responsibility for Cereals, Soybean, Sugar cane and Specialty crops.  He will continue to oversee Crop Protection performance.  Davor Pisk, currently COO Seeds, will assume cross-business executive responsibility for the regions North America and Asia Pacific.  He will also have global strategic responsibility for Corn, Diverse Field Crops, Rice and Vegetables.  He will continue to oversee Seeds performance.

Financial and business highlights 2010

Sales $11.6 billion

Sales at constant exchange rates (CER) increased by four percent.  Reported sales were up six percent. Crop Protection sales* were up three percent (CER), with nine percent volume growth more than offsetting lower prices.  Seeds sales registered volume growth of eight percent with prices unchanged.

EBITDA margin 21.5 percent

EBITDA increased by three percent (CER) to $2.5 billion; the margin was 21.5 percent compared with 22.1 percent in 2009.  The gross margin increased slightly reflecting portfolio enhancement in Seeds, which was also reflected in a significantly higher Seeds EBITDA margin.  In Crop Protection, profitability reflected lower prices and higher operating expenses linked to ongoing investments, particularly in emerging markets.

Currency movements

The effect of currency movements and hedging on EBITDA was broadly neutral.  A favorable impact in the first half of the year was offset in the second half by the appreciation of the Swiss franc.

Earnings per share

Earnings per share excluding restructuring and impairment were two percent higher at $16.44.  Including restructuring and impairment, earnings per share were $14.99 (2009: $15.01).

Business Highlights 2010

Crop Protection

•	Sales $8.9 billion, up 3%

•	Volume +9%, price -6%

•	EBITDA $2.2 billion (2009: $2.3 billion)

•	EBITDA margin 24.7% (2009: 26.9%)

Volume growth accelerated from the second quarter, with a strong Latin American season and an excellent performance in Asia Pacific boosting sales in the second half of the year. Following two years of price increases, the price environment was competitive, notably in North America where high channel inventories led to a high level of rebate activity, particularly in the second quarter.  Although prices were also lower in the second half, the rate of decline decreased; prices remain higher compared with their level three years ago.  The EBITDA margin was below the record level reached in 2009 as a result of lower prices and investments in emerging markets, R&D and systems.

In Europe, Africa & the Middle East the business recovered well after a late start in the first half caused by weather and high channel inventories, notably in France.  Eastern Europe continued to expand despite drought in Russia over the summer.  In North America, the impact of the competitive price environment was partly offset by substantial volume growth starting in the second quarter. Latin America saw improved weather and economic conditions as well as higher commodity prices, and Syngenta was able further to reinforce its leading market position.  In Asia-Pacific, demand was sustained throughout the year particularly in the emerging markets, where growers continued to invest in order to improve yield.

*   Crop Protection sales include $65 million of inter-segment sales.

In Selective herbicides, sales on corn and soybean expanded reflecting the effectiveness of the portfolio in managing weed resistance.  Sales of Non-selective herbicides declined owing to a significant price reduction in glyphosate although volumes recovered sharply in the second half.  Growth in Fungicides was driven by AMISTAR® particularly in Latin America, where soybean rust pressure increased.  Total sales of AMISTAR® reached a record level of $1.2 billion.  Insecticides sales reflected rapid growth in emerging Asia and Latin America; ACTARA® showed strong growth on multiple crops.  Emerging markets also drove Seed Care growth, offsetting lower sales in North America.  In Professional Products, improving consumer demand led to a recovery in the garden and ornamentals segments.

New Products:  Sales of new products (defined as those launched since 2006) increased by 25 percent to reach $402 million.  The cereal herbicide AXIAL® was launched on cereals in France and in Russia.  The fungicide REVUS® showed strong growth in the USA and in a number of emerging markets.  Sales of the insecticide DURIVO®/AMPLIGO® more than doubled with a highly successful launch in Brazil on corn and soybean and strong growth in emerging Asia.  Sales of AVICTA® also doubled with a launch on corn in the USA and growth on cotton in Brazil, where a registration on soybean has also been received.  Isopyrazam, the first in a new class of next generation fungicides, had a successful initial launch on barley in the UK.

Pipeline: Our Crop Protection pipeline has peak sales potential in excess of $2.0 billion and includes a number of large products with multi-crop applications.  In 2011 we will launch PleneTM, a new integrated solution for sugar cane in Brazil with estimated peak sales greater than $500 million.  In 2012, we plan to launch Sedaxane, a broad spectrum seed care fungicide.

Seeds

•	Sales $2.8 billion, up 8%

•	Volume +8%, price unchanged

•	EBITDA $357 million (2009: $256 million)

•	EBITDA margin 12.7% (2009: 10.0%)

After adjusting for the impact of advanced sales in the fourth quarter of 2009, sales were up 14 percent.  Volumes expanded across all regions and product lines.  In Corn & Soybean, increased triple stack penetration and improved germplasm performance in the US corn market led to gross margin expansion.  This allowed the business to register a significant increase in the EBITDA margin while maintaining a high level of R&D spend (15 percent of sales).

Corn & Soybean: Syngenta has a broad geographic presence in corn, with sales evenly distributed between US and non-US markets.  In 2010, sales expanded in all regions.  In the USA, our AGRISURE® 3000 GT proprietary triple stack seed accounted for 60 percent of the portfolio compared with 25 percent in 2009, reaching market penetration levels.  Field trials in the course of the year showed our top hybrids outperforming competitors, a reflection of the genetic diversity we have built over the last five years.  In the fall, we successfully launched AGRISURE VIPTERA™, which offers unrivalled broad lepidoptera control and has shown up to 12 bushels per acre yield advantage over competitive hybrids. VIPTERA was launched in Brazil as a single trait and will be available as part of a triple stack for the next season.  In the USA, we also brought to market AGRISURE ARTESIANTM, the industry’s first water optimization solution, based on native traits.  In soybean, germplasm quality enabled us to increase market share in both North and Latin America.

Diverse Field Crops:  In Eastern Europe, a key area for sunflower and sugar beet, we saw an improvement in credit conditions compared with 2009.  This supported substantial volume growth augmented by the acquisition of Monsanto’s sunflower business, which also expanded our presence in Argentina.

Vegetables showed strong growth in all regions, with emerging market sales up by around 20 percent.  The focus on high value crops was reinforced by the successful integration of acquisitions.  Flowers showed moderate growth as the economic environment improved in the two main regions of Europe and North America.

Pipeline: Our combined corn and soybean pipelines have a total peak sales potential in excess of $2.7 billion.  Upcoming launches include refuge reduction options in corn, including Refuge-in-the-Bag, which from 2014 will incorporate 5307, a proprietary trait containing a new mode of action for next generation corn rootworm control.

Net financial expense

Net financial expense of $141 million was slightly higher than in 2009 ($122 million).

Taxation

Further tax optimization including some non-recurring benefits resulted in an underlying tax rate of 17 percent (2009: 18 percent).  The tax rate is expected to be around 20 percent in 2011.

Cash flow

Average trade working capital as a percentage of sales was reduced to 39 percent from 42 percent in 2009.  Strong growth in demand in the second half of the year enabled the achievement of the planned reduction in inventories and the favorable environment encouraged early payment by customers. This contributed to record free cash flow after making an accelerated pension fund injection of $200 million.

Fixed capital expenditure including intangibles declined to $526 million (2009: $771 million) as capacity expansion for two major Crop Protection products reached completion.  Acquisition spend totaled $109 million.

Balance sheet

The ratio of net debt to equity was 20 percent.  Return on invested capital at 23 percent again exceeded the 20 percent target.

Dividend and share repurchase

The total cash return to shareholders in 2010 was $723 million, comprising a dividend payout of $523 million and a share repurchase of $200 million.

In the light of continuing strong free cash flow generation, the Board of Directors will propose to the AGM on April 19, 2011 an increase in the dividend to CHF 7.00 per share from CHF 6.00 in 2009.  This represents an increase of 17 percent in Swiss francs and around 32 percent in US dollars at end January exchange rates.  It will also be proposed to pay the dividend through disbursement from reserves from capital contributions (share premium account).  The repayment of reserves from capital contributions is not subject to Swiss federal withholding tax.  In addition, the company intends to repurchase shares in 2011 with a planned amount of $200 million, giving a total cash return of around $850 million.

Future cash returns will prioritize the dividend, following the significant increase proposed for payment in 2011.

Outlook

Mike Mack, Chief Executive Officer, said:

“As we enter 2011, we expect market share growth and expansion in emerging markets to support volume momentum as we implement our new commercial strategy.  We will be building on a strong foundation: global leadership in Crop Protection, now complemented by broad technology success in Seeds, and an unrivalled emerging market footprint.  By fully integrating our two businesses to address each crop holistically and with the mindset of a grower, we will create new business opportunities and value potential.

“Looking ahead, we are confident that our strategy will enable us consistently to outperform the market while showing increasing returns, reflected in our targets for market share growth, EBITDA margin progression and high cash flow return on investment.  In addition, the strength of our balance sheet will allow us to maintain our record of returning cash to shareholders while continuing to invest in growth areas.”

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Selective Herbicides	2,308	2,221	+ 4	+ 1	386	334	+ 16	+ 18
Non-selective Herbicides	987	1,141	- 13	- 16	163	180	- 9	- 10
Fungicides	2,662	2,442	+ 9	+ 7	671	632	+ 6	+ 8
Insecticides	1,475	1,312	+ 12	+ 11	438	317	+ 38	+ 38
Seed Care	838	821	+ 2	+ 2	267	243	+ 10	+ 12
Professional Products	470	458	+ 3	-	131	141	- 8	- 8
Others	138	96	+ 43	+43	63	35	+ 78	+ 76
Total	8,878	8,491	+ 5	+ 3	2,119	1,882	+13	+13

Selective Herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Volume growth was driven in particular by corn herbicides and more than offset lower prices.  The CALLISTO® family of products showed growth in all regions, with the main contribution coming from the USA, where early purchases in advance of the 2011 season were testimony to our strong market position.  Soybean herbicides also showed a good performance, reflecting their value in combating glyphosate-resistant weeds.

Non-selective Herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Sales were lower mainly due to lower prices for TOUCHDOWN®, in line with developments in the glyphosate market.  TOUCHDOWN® volumes, while slightly lower for the full year, recovered sharply in the second half with strong demand in Latin America.  GRAMOXONE® volumes also improved in the second half with good growth in Asia-Pacific.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Growth in fungicides was driven by AMISTAR®, up 20 percent on the previous year.  The main driver was Latin America, where applications on soybean increased.  Our market share in Latin America was reinforced with the opening of new azoxystrobin capacity allowing us to satisfy growing demand.  In Asia Pacific AMISTAR® sales exceeded $100 million for the first time, with significant further potential as the product’s yield and vigor benefit are increasingly recognized.  Strong volume growth in North America almost offset lower prices in the region.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

The broad spectrum insecticide ACTARA®, used on multiple crops worldwide, continues to grow ten years after its launch; sales in 2010 increased by 25 percent.  Sales of the new product DURIVO® more than doubled with its expansion on rice and vegetables in a number of Asian markets and a successful launch on corn and soybean in Brazil.

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Seed Care showed strong volume growth particularly in emerging markets, where adoption of the technology is increasing.  Sales were lower in North America, where high channel inventories of treated seed and a competitive environment affected CRUISER® and MAXIM®.  This was offset by the introduction of AVICTA® on corn in the USA and by growth in Brazil.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Improving consumer demand led to a recovery in the garden and ornamentals segments with new registrations in Europe also contributing to a strong performance in the region.  Turf sales were lower in a competitive North American market.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Europe, Africa, Mid. East	2,649	2,667	- 1	- 1	437	455	- 4	+ 3
NAFTA	2,383	2,567	- 7	- 10	297	281	+ 6	+ 5
Latin America	2,300	1,907	+ 21	+21	1,000	842	+ 19	+ 19
Asia Pacific	1,546	1,350	+ 15	+ 8	385	304	+ 27	+ 23
Total	8,878	8,491	+ 5	+ 3	2,119	1,882	+ 13	+ 13

Europe, Africa and the Middle East:  In Western Europe, sales recovered sharply in the second half of the year following a slow start to the season due to cold weather and high inventories in France.  Eastern Europe showed solid volume growth for the full year driven by Ukraine, where sales were up by almost 50 percent with accelerating investment in cereals in an improved credit environment.

NAFTA:  Sales were lower owing to price pressure originating with the high level of channel inventories at the start of the year.  However, volume growth in the second half was double digit and broadly based across product lines, as customers started to respond to higher crop prices.  Penetration of corn fungicides was close to 2008 levels and our strong selective herbicide position was reinforced.

Latin America:  Sales growth was driven by strong product positioning and a favorable environment.  Soybean acreage expanded with increased disease pressure. A robust soybean price resulted in greater usage intensity and further success for our leading product PRIORI XTRA®, based on azoxystrobin.  Argentina saw particularly strong sales growth of 46 percent, with liquidity constraints easing, improved weather and a resumption of technology adoption, notably in Seed Care.

Asia Pacific:  Growth was broad-based across the region with an ongoing productivity drive in many emerging markets.   Sales showed a double digit increase in China, India and Vietnam with the rapid expansion of AMISTAR® and strong growth of Insecticides and Seed Care.  In developed markets, Australia had a good year with growth in all product lines; sales in Japan were unchanged.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Corn & Soybean	1,281	1,210	+ 6	+ 4	321	241	+ 33	+ 32
Diverse Field Crops	524	429	+ 22	+ 18	70	55	+ 28	+ 34
Vegetables	663	594	+ 12	+ 11	147	133	+ 10	+ 12
Flowers	337	331	+ 2	+ 2	62	53	+ 17	+ 19
Total	2,805	2,564	+ 9	+ 8	600	482	+ 24	+ 25

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Corn and soybean sales were up by 16 percent adjusting for the impact of advanced sales in the fourth quarter of 2009.  Fourth quarter growth, which was on a comparable basis, reflects strong early orders in the USA.  Evidence of Syngenta’s product performance and innovation is boosting growth in a buoyant market.  Full year sales expanded in all other regions, with particularly strong performances in Eastern Europe and Asia Pacific.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crop sales increased significantly on good underlying growth supplemented by acquisitions, which added nine percent to sales.  Growth was particularly strong in Eastern Europe, with expansion in Russia and Ukraine on higher sunflower acreage.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera

A strong start to the year accelerated in the second half, with all regions showing double digit growth.  In Europe, the expansion of fresh vegetable sales more than offset a decline in the processing market.  Growth in emerging markets was broad based, reflecting the breadth of the portfolio and increased demand for high quality produce.

Flowers: major brands GoldFisch®, Goldsmith Seeds, Yoder®

Flowers showed moderate growth in the two main regions of Europe and North America.  This reflected advances in genetics as well as some improvement in the economic environment.

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2010 $m	2009 $m	Actual %	CER %	2010 $m	2009 $m	Actual %	CER %
Europe, Africa, Mid. East	1,047	933	+ 12	+ 10	127	115	+ 10	+ 17
NAFTA	1,234	1,187	+ 4	+ 3	286	213	+ 34	+ 34
Latin America	275	243	+ 13	+ 13	101	87	+ 17	+ 17
Asia Pacific	249	201	+ 24	+ 18	86	67	+ 29	+ 25
Total	2,805	2,564	+ 9	+ 8	600	482	+ 24	+ 25

Announcements and Meetings

Publication of 2010 Annual Report	March 9, 2011
First quarter trading statement 2011	April 15, 2011
AGM	April 19, 2011
First half results 2011	July 22, 2011
Third quarter trading statement 2011	October 14, 2011

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta Group

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto, which do not themselves contain all of the information that IFRS would require for a complete set of financial statements, are based on and are consistent with Syngenta’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the year ended December 31, (US$ million, except share and per share amounts)	2010	2009(a)
Sales	11,641	10,992
Cost of goods sold	(5,866)	(5,572)
Gross profit	5,775	5,420
Marketing and distribution	(1,892)	(1,805)
Research and development	(1,032)	(952)
General and administrative	(899)	(714)
Restructuring and impairment	(159)	(130)
Operating income	1,793	1,819
Income/(loss) from associates and joint ventures	25	(3)
Financial expenses, net	(141)	(122)
Income before taxes	1,677	1,694
Income tax expense	(275)	(283)
Net income	1,402	1,411
Attributable to:
Minority interests	5	3
Syngenta AG shareholders	1,397	1,408
Net income	1,402	1,411
Earnings per share (US$):
Basic	15.07	15.11
Diluted	14.99	15.01
Weighted average number of shares:
Basic	92,687,903	93,154,537
Diluted	93,225,303	93,760,196

(a)	After effect of accounting policy change for post-employment benefits described in Note 2 below.

All amounts relate to continuing operations.

Condensed Consolidated Statement of Comprehensive Income

For the year ended December 31, (US$ million)	2010	2009(a)
Net income	1,402	1,411
Components of other comprehensive income (OCI):
Actuarial gains/(losses)	50	(98)
Unrealized gains/(losses) on available-for-sale financial assets	4	(18)
Unrealized gains on derivatives designated as cash flow and net investment hedges	120	72
Currency translation effects	146	260
Income tax relating to OCI	(37)	66
Total comprehensive income	1,685	1,693
Attributable to:
Minority interests	6	2
Syngenta AG shareholders	1,679	1,691
Total comprehensive income	1,685	1,693

After effect of accounting policy change for post-employment benefits described in Note 2 below.

All amounts relate to continuing operations.

Condensed Consolidated Balance Sheet

At December 31, (US$ million)	2010	2009(a)
Assets
Current assets:
Cash and cash equivalents	1,967	1,552
Trade receivables	2,554	2,506
Other accounts receivable	626	558
Inventories	3,844	3,922
Derivative and other financial assets	502	156
Other current assets	223	200
Total current assets	9,716	8,894
Non-current assets:
Property, plant and equipment	2,964	2,738
Intangible assets	3,087	3,102
Deferred tax assets	824	747
Derivative financial assets	176	248
Other non-current financial assets	518	400
Total non-current assets	7,569	7,235
Total assets	17,285	16,129
Liabilities and equity
Current liabilities:
Trade accounts payable	(2,590)	(2,468)
Current financial debt	(992)	(281)
Income taxes payable	(406)	(376)
Derivative financial liabilities	(291)	(145)
Other current liabilities	(846)	(827)
Provisions	(228)	(214)
Total current liabilities	(5,353)	(4,311)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,786)	(3,527)
Deferred tax liabilities	(813)	(688)
Provisions	(884)	(1,116)
Total non-current liabilities	(4,483)	(5,331)
Total liabilities	(9,836)	(9,642)
Equity:
Shareholders’ equity	(7,439)	(6,473)
Minority interests	(10)	(14)
Total equity	(7,449)	(6,487)
Total liabilities and equity	(17,285)	(16,129)

(a)	After effect of accounting policy change for post-employment benefits described in Note 2 below.

Condensed Consolidated Cash Flow Statement

For the year ended December 31, (US$ million)	2010	2009(a)
Income before taxes	1,677	1,694
Reversal of non-cash items	805	615
Cash (paid)/received in respect of:
Interest and other financial receipts	144	96
Interest and other financial payments	(308)	(380)
Income taxes	(268)	(165)
Restructuring costs	(38)	(79)
Contributions to pension plans, excluding restructuring costs	(335)	(125)
Other provisions	(95)	(81)
Cash flow before change in net working capital	1,582	1,575
Change in net working capital:
Change in inventories	108	(178)
Change in trade and other accounts receivable and other net current assets	(129)	55
Change in trade and other accounts payable	146	(33)
Cash flow from operating activities	1,707	1,419
Additions to property, plant and equipment	(396)	(652)
Proceeds from disposals of property, plant and equipment	13	33
Purchases of intangible assets	(118)	(97)
Purchases of investments in associates and other financial assets	(12)	(22)
Proceeds from disposals of financial assets	42	87
Net cash flows from (purchases)/disposals of marketable securities	31	(41)
Acquisitions and divestments	(10)	(188)
Cash flow used for investing activities	(450)	(880)
Increases in third party interest-bearing debt	139	926
Repayments of third party interest-bearing debt	(165)	(183)
Sale/(purchase) of treasury shares and options over own shares	(246)	(79)
Acquisitions of non-controlling interests	(48)	-
Dividends paid	(524)	(494)
Cash flow from financing activities	(844)	170
Net effect of currency translation on cash and cash equivalents	2	40
Net change in cash and cash equivalents	415	749
Cash and cash equivalents at the beginning of the year	1,552	803
Cash and cash equivalents at the end of the year	1,967	1,552

(a)	After effect of accounting policy change for post-employment benefits described in Note 2 below.

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
December 31, 2008(a),(b)	6	3,577	(745)	(152)	176	2,412	5,274	17	5,291
Net income(a)						1,408	1,408	3	1,411
OCI(a),(b)				39	310	(66)	283	(1)	282
Share based compensation			27			83	110		110
Dividends paid						(493)	(493)	(1)	(494)
Share repurchases			(125)				(125)		(125)
Cancellation of treasury shares		(86)	626			(540)	−		−
Other and income taxes on share based compensation						16	16	(4)	12
December 31, 2009(a),(b)	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net income						1,397	1,397	5	1,402
OCI				77	172	33	282	1	283
Share-based compensation			23			81	104		104
Dividends paid						(523)	(523)	(1)	(524)
Share repurchases			(295)				(295)		(295)
Other and income taxes on share based compensation						1	1	(9)	(8)
December 31, 2010	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449

(a)	After effect of accounting policy change for post-employment benefits described in Note 2 below.

(b)	After reclassification of income tax charged to OCI described in Note 2 below.

A dividend of CHF 6.00 (US$5.61) (2009: CHF 6.00 (US$5.27)) per share was paid to Syngenta AG shareholders during 2010.

Syngenta Group

Notes to Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the years ended December 31, 2010 and 2009 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  The condensed consolidated financial statements are based on and are consistent with Syngenta’s consolidated financial statements. Syngenta’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and, except as described in Note 2 below, with the accounting policies set out in the Syngenta Financial Report 2009.  The condensed consolidated financial statements were authorized for issue by the Board of Directors on February 8, 2011.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Adoption of new IFRSs and changes in accounting policies

Adoption of new IFRSs

Syngenta has adopted the following new or revised IFRSs in these consolidated financial statements, with the following effect:

IFRS 3 (revised January 2008) and IAS 27 (revised January 2008) introduced changes to the accounting for business combinations and transactions with non-controlling shareholders. Consequential amendments to IAS 21 prohibit reclassification of currency translation gains and losses from other comprehensive income to profit or loss for partial disposals or capital repayments of the group’s net investments in a subsidiary which do not result in Syngenta losing control of the subsidiary. These revised IFRSs apply to transactions Syngenta completes after January 1, 2010 which are disclosed in Note 3. The accounting for transactions completed in prior years is not affected.

The following IFRSs adopted in 2010 had no impact on Syngenta’s consolidated financial statement, other than as noted below:

•
“Improvements to IFRSs”, issued April 2009. Disclosure of assets by reportable segment is now required only if that information is provided to the chief operating decision maker. As Syngenta does not provide assets by reportable segment to its chief operating decision maker, assets by reportable segment are not disclosed in the consolidated financial statements.

•	Amendments to IAS 39, “Eligible Hedged Items”, issued July 2008.

•	IFRIC 17, “Distributions of Non-Cash Assets to Owners”, issued November 2008.

•
Syngenta has early adopted the amendment to IAS 1 “Presentation of Financial Statements” contained in “Improvements to IFRSs”, issued May 2010 and has therefore shown net income and OCI as separate line items in the statement of changes in equity, where the equity components are presented.

•	Syngenta has early adopted the amendments to IFRIC 14, “Prepayments of a Minimum Funding Requirement”. This adoption had no material impact on the consolidated financial statements.

The following new or revised IFRSs relevant to the Syngenta Group, which Syngenta has not yet adopted, and their effective dates, are:

•	“Improvements to IFRSs” issued in April 2010 - effective January 1, 2011. Except for the amendment to IAS 1 mentioned above, Syngenta has not yet adopted these amendments.

•	Amendments to IAS 32, “Classification of Rights Issues” effective January 1, 2011.

•	IAS 24 (revised), “Related Party Disclosures” (revised November 2009) - effective January 1, 2011.

•	IFRS 9, “Financial Instruments”, - effective January 1, 2013.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” - effective January 1, 2011.

•	“Disclosures – “Transfers of Financial Assets, Amendments to IFRS 7” – effective for Syngenta’s consolidated financial statements for years ended December 31, 2012 onwards.

Changes in Accounting Policies

Actuarial gains and losses

In these consolidated financial statements, Syngenta has recognized actuarial gains and losses of defined benefit post-employment plans in other comprehensive income in the periods in which they arose (“immediate recognition in OCI method”). Previously, Syngenta applied the corridor method of deferred recognition, under which these gains and losses were amortized over the average remaining employee service period to the extent that they exceeded 10% of the higher of the defined benefit obligation or plan assets.  In the opinion of Syngenta, the immediate recognition in OCI method presents Syngenta’s post-employment defined benefit obligations in the consolidated balance sheet in a more understandable way than the corridor method because the amounts presented are closer to the underlying actuarial position of the post-employment plans. For the year ended December 31, 2010, defined benefit post-employment expense recognized within operating income was US$84 million and actuarial gains recognized directly in retained earnings were US$50 million.  Related income tax amounts were credits of US$25 million and charges of US$17 million respectively.  Had Syngenta still applied the corridor method, an additional US$47 million of post-employment benefit expense would have been recognized within operating income, and no amounts would have been recognized directly in retained earnings.  The opening balance of retained earnings and comparative amounts disclosed for previous periods, have been adjusted to reflect the new policy.

Reclassifications of income taxes within equity

Income tax charged directly to accumulated OCI has been reclassified in the statement of changes in equity in order to present it as part of the same component of equity as the pre-tax items to which it relates. This change in presentation has no effect on total equity.

The effect of these adjustments on each financial statement line item was set out in Appendix H of the 2010 Half Year Results press statement and is set out in Note 2 to the 2010 annual consolidated financial statements.

Note 3: Business combinations, divestments and other significant transactions

2010

On September 30, 2010, Syngenta acquired 100% of the shares of Maribo Seed International ApS for a cash payment of US$61 million, plus contingent payments of up to US$6 million if certain sales targets are achieved.

On November 8, 2010, pursuant to legal agreements signed on that date, Syngenta acquired the 50% equity interest in Greenleaf Genetics LLC (‘Greenleaf’) owned by Pioneer Hi-Bred International Inc., (“Pioneer”) a subsidiary of E.I Du Pont de Nemours and Co. (“Du Pont”). This transaction dissolved a joint venture between Syngenta and Pioneer.

On June 14 and December 17, 2010 respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million, presented within cash flow from financing activities.

2009

On August 31, 2009, Syngenta acquired from Monsanto its global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period. Direct acquisition costs were not material. Goodwill was US$61 million. The most important factor contributing to the recognition of this goodwill is the expected value of revenue and cost synergies and other benefits from combining the acquired businesses with those of Syngenta. Syngenta has agreed to divest certain assets, the carrying amount of which is not material, in connection with the European Commission’s approval of this acquisition.

During 2009, Syngenta also acquired: the 32% remaining minority equity interest in Koipesol Semillas S.A.; 100% of the shares of Circle One Global Inc., a US-based biological crop protection technology business; the remaining 50% of the shares of Goldsmith Seeds Europe B.V., the Netherlands-based business in which Goldsmith Seeds International Inc., acquired in November 2008, had a 50% equity interest; and 100% of the shares of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., two US-based lettuce seed companies. In aggregate, cash paid for the 2009 acquisitions excluding the Monsanto sunflower business totaled US$37 million, goodwill was US$11 million and direct acquisition costs were not material.

Note 4: Segmental information

Syngenta is organized on a worldwide basis into three reportable segments: Crop Protection, Seeds and Business Development. No operating segments have been aggregated to form the above reportable operating segments.

2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	8,813	2,805	23		11,641
Segment sales – other segments	65	-	-	(65)	-
Segment sales	8,878	2,805	23	(65)	11,641
Cost of goods sold	(4,496)	(1,450)	(11)	91	(5,866)
Gross profit	4,382	1,355	12	26	5,775
Marketing and distribution	(1,321)	(559)	(12)	-	(1,892)
Research and development	(555)	(410)	(67)	-	(1,032)
General and administrative	(667)	(217)	(15)	-	(899)
Restructuring and impairment	(101)	(49)	(9)	-	(159)
Operating income/(loss)	1,738	120	(91)	26	1,793
Income from associates and joint ventures					25
Financial expense, net					(141)
Income before taxes					1,677

2009(a) (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	8,420	2,564	8	–	10,992
Segment sales – other segments	71	–	–	(71)	–
Segment sales	8,491	2,564	8	(71)	10,992
Cost of goods sold	(4,262)	(1,361)	(15)	66	(5,572)
Gross profit	4,229	1,203	(7)	(5)	5,420
Marketing and distribution	(1,255)	(540)	(10)	–	(1,805)
Research and development	(508)	(364)	(80)	–	(952)
General and administrative	(496)	(199)	(19)	–	(714)
Restructuring and impairment	(61)	(58)	(11)	–	(130)
Operating income/(loss)	1,909	42	(127)	(5)	1,819
Income from associates & joint ventures					(3)
Financial expense, net					(122)
Income before taxes					1,694

(1)	Intersegment elimination.

(a)	After effect of accounting policy change for post-employment benefits.

All amounts relate to continuing operations.

Note 5: General and administrative

General and administrative includes gains of US$1 million (2009: US$23 million) on disposals of property, plant and equipment and subsidiaries and US$30 million (2009: US$109 million) on cash flow hedges reclassified from other comprehensive income in connection with the income statement recognition of the related hedged transactions.

Note 6: Restructuring and impairment before taxes

For the year ended December 31, (US$ million)	2010	2009
Cash costs:
Operational efficiency programs	101	98
Integration and acquisition costs	19	28
Other restructuring costs	14	-
	134	126

Non-cash restructuring and impairment, net	44	23
Total restructuring and impairment before taxes(1)	178	149

(1)	US$18 million (2009: US$17 million) is included within cost of goods sold and US$1 million (2009: US$2 million) is included within income/(loss) from associates and joint ventures.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation plans. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

2010

During 2010, charges under the operational efficiency restructuring programs included US$54 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems. Further operational efficiency charges included US$14 million largely to realize synergies across the Flowers sites in the Seeds business, US$10 million for reorganizations in the Crop Protection businesses in Western Europe, US$8 million for restructuring at production and distribution sites in France and the US and US$3 million of other costs. Integration and acquisition costs of US$19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder and Pybas and Synergene.

Other restructuring costs of US$14 million were charged largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds announced in February 2011.

Within non-cash restructuring and impairment, net, non-cash restructuring costs include US$18 million of reversal of inventory step-up relating to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies as well as US$3 million of other costs. Impairment costs include US$12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment, US$10 million for the impairment of a Crop Protection supply agreement, US$9 million of impairments of available-for-sale financial assets, US$4 million of impairment in the Professional Products market of the Crop Protection business, US$4 million of impairment of a site in the UK and other small impairments totaling US$3 million. Offsetting divestment gains of US$19 million were recorded on derecognition of the investment in the Greenleaf joint venture. As described in Note 3, Syngenta acquired the remaining 50% equity interest in Greenleaf during 2010.

2009

Operational efficiency cash costs of US$98 million included US$15 million for site closure costs in NAFTA, US$18 million for outsourcing of information systems and US$55 million for the global back office operations project across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continuing integration and synergy program of the Fischer group, acquired in 2007.

Non-cash restructuring and impairment, net, included US$17 million of reversal of inventory step-up related mainly to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs in addition to various insignificant restructuring charges. Offsetting divestment and other non-cash restructuring gains included US$9 million related to the sale of an available-for-sale financial asset, US$10 million to the recognition of a reimbursement receivable for a product right impairment and US$7 million to negative goodwill realized on the Goldsmith acquisition.

Note 7: Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2010 and 2009:

For the year ended December 31, (US$ million)	2010	2009(a)
Depreciation, amortization and impairment of:
Property, plant and equipment	278	249
Intangible assets	250	229
Financial assets	21	8
Deferred revenue and gains	(36)	(47)
Gain on disposal of non-current assets	(20)	(23)
Charge in respect of share based compensation	66	64
Charges in respect of provisions	153	106
Income in respect of reimbursements of provisions	-	(15)
Net financial expenses	141	122
Gains on hedges reported in operating income	(23)	(81)
Share of net loss/(income) from associates	(25)	3
Total	805	615

(a) After effect of accounting policy change for post-employment benefits.

Note 8: Principal currency translation rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK, the USA and India, movements in currencies impact business performance. The principal currencies and exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

		Average		Period ended December 31
Per US$		2010	2009	2010	2009
Brazilian real	BRL	1.77	2.04	1.66	1.74
Swiss franc	CHF	1.05	1.09	0.94	1.03
Euro	EUR	0.75	0.72	0.75	0.69
British pound sterling	GBP	0.65	0.65	0.65	0.62

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 9: Issuances, repurchases and repayments of debt and equity securities

2010

During 2009, Syngenta repurchased 1,266,950 of its own shares at a cost of US$295 million, of which 430,000 shares will be used to meet the future requirements of share based payment plans and 836,950 shares relate to the share repurchase program announced in February 2010. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to its 2010 annual consolidated financial statements.

2009

During 2009, Syngenta repurchased 550,000 of its own shares at a cost of US$125 million to meet future requirements of share based payment plans. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to its 2009 annual consolidated financial statements.

In June 2009, Syngenta issued a Eurobond with a principal amount of EUR 500 million, a maturity of June 2014 and a coupon rate of 4.0 percent.

Note 10: Subsequent events

On February 8, 2011, the Board of Directors approved a new restructuring program under which Syngenta will build on the combined strength of its Crop Protection and Seeds businesses to fully integrate global commercial operations, driving efficiencies in cost of goods sold and operating expenses, in order to increase customer and shareholder value. Cash costs of approximately US$400 million will be charged to expense over the next four years. Annual operating income savings in the range of US$650 million are targeted by 2015, consisting of approximately US$150 million of savings resulting from commercial integration and approximately US$500 million of savings from procurement and supply chain efficiencies.

Supplementary Financial Information

Financial Summary

2009 supplementary financial information is presented after the effect of the change in accounting policy for actuarial gains and losses described in Note 2 to Syngenta’s condensed consolidated financial statements.

	Excluding Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the year ended December 31, (US$ million, except per share amounts)	2010	2009	2010	2009	2010	2009
Sales	11,641	10,992	-	-	11,641	10,992
Gross profit	5,793	5,437	(18)	(17)	5,775	5,420
Marketing and distribution	(1,892)	(1,805)	-	-	(1,892)	(1,805)
Research and development	(1,032)	(952)	-	-	(1,032)	(952)
General and administrative	(899)	(714)	-	-	(899)	(714)
Restructuring and impairment	-	-	(159)	(130)	(159)	(130)
Operating income	1,970	1,966	(177)	(147)	1,793	1,819
Income before taxes	1,855	1,843	(178)	(149)	1,677	1,694
Income tax expense	(317)	(325)	42	42	(275)	(283)
Net income	1,538	1,518	(136)	(107)	1,402	1,411
Attributable to minority interests	(5)	(3)	-	-	(5)	(3)
Attributable to Syngenta AG shareholders:	1,533	1,515	(136)	(107)	1,397	1,408
Earnings/(loss) per share(US$)(2)
- basic	16.54	16.26	(1.47)	(1.15)	15.07	15.11
- diluted	16.44	16.15	(1.45)	(1.14)	14.99	15.01

	2010	2009	2010 CER(3)
Gross profit margin excluding restructuring and impairment	49.8%	49.5%	49.7%
EBITDA(4)	2,505	2,427
EBITDA margin	21.5%	22.1%	21.9%
Tax rate on results excluding restructuring and impairment	17.1%	17.6%
Free cash flow(5)	1,129	528
Trade working capital to sales(6)	33%	36%
Debt/Equity gearing(7)	20%	28%
Net debt(7)	1,473	1,802
Cash flow return on investment(8)	13%	13%

(1)
For further analysis of restructuring and impairment charges, see Note 6 on page 21. Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows:  For 2010 basic EPS 92,687,903 and diluted 93,225,303; for 2009 basic EPS 93,154,537 and diluted 93,760,196.

(3)	For a description of CER see Appendix A on page 31.

(4)	EBITDA is defined in Appendix B on page 31.

(5)
2009 free cash flow has been restated to reflect the change in definition of free cash flow implemented by Syngenta during 2010. For a description of free cash flow and details of the change in definition, see Appendix E on page 34.

(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 34.

(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 35.

(8)	Syngenta have implemented the Cash flow return on investment measure for the first time in 2010. For a description of the calculation, see Appendix H on page 36.

Full Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the year ended December 31,
(US$ million)	2010	2009	CER %
Third party sales	11,641	10,992	+4
Gross profit	5,793	5,437	+4
Marketing and distribution	(1,892)	(1,805)	-4
Research and development	(1,032)	(952)	-8
General and administrative	(899)	(714)	-12
Operating income	1,970	1,966	-
EBITDA(1)	2,505	2,427	+3
EBITDA (%)	21.5	22.1

Crop Protection (US$ million)
Total sales	8,878	8,491	+3
Inter-segment elimination	(65)	(71)	n/a
Third party sales	8,813	8,420	+3
Gross profit	4,382	4,229	+1
Marketing and distribution	(1,321)	(1,255)	-4
Research and development	(555)	(508)	-8
General and administrative	(667)	(496)	-15
Operating income	1,839	1,970	-6
EBITDA(1)	2,194	2,282	-3
EBITDA (%)	24.7	26.9

Seeds (US$ million)
Third party sales	2,805	2,564	+8
Gross profit	1,373	1,220	+12
Marketing and distribution	(559)	(540)	-4
Research and development	(410)	(364)	-13
General and administrative	(217)	(199)	-11
Operating income	187	117	+46
EBITDA(1)	357	256	+33
EBITDA (%)	12.7	10.0

Business Development (US$ million)
Third party sales	23	8	+197
Gross profit	12	(7)	n/a
Marketing and distribution	(12)	(10)	-17
Research and development	(67)	(80)	+17
General and administrative	(15)	(19)	+26
Operating (loss)	(82)	(116)	+31
EBITDA(1)	(72)	(106)	+34
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 33.

Second Half Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended December 31,
(US$ million)	2010	2009	CER %
Third party sales	4,901	4,337	+14
Gross profit	2,288	1,989	+17
Marketing and distribution	(989)	(969)	-3
Research and development	(525)	(508)	-5
General and administrative	(456)	(379)	-12
Operating income	318	133	+180
EBITDA(1)	578	369	+71
EBITDA (%)	11.8	8.5

Crop Protection (US$ million)
Total sales	3,882	3,491	+12
Inter-segment elimination	(41)	(45)	n/a
Third party sales	3,841	3,446	+12
Gross profit	1,743	1,572	+13
Marketing and distribution	(702)	(699)	-1
Research and development	(280)	(271)	-4
General and administrative	(325)	(240)	-20
Operating income	436	362	+37
EBITDA(1)	621	524	+30
EBITDA (%)	16.0	15.0

Seeds (US$ million)
Third party sales	1,042	888	+19
Gross profit	546	453	+23
Marketing and distribution	(278)	(264)	-9
Research and development	(210)	(191)	-13
General and administrative	(123)	(130)	+2
Operating income	(65)	(132)	+45
EBITDA(1)	5	(64)	+96
EBITDA (%)	0.5	-7.2

Business Development (US$ million)
Third party sales	18	3	+638
Gross profit	9	(11)	+180
Marketing and distribution	(9)	(6)	-38
Research and development	(35)	(46)	+24
General and administrative	(8)	(9)	+22
Operating (loss)	(43)	(72)	+41
EBITDA(1)	(38)	(66)	+44
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 33.

Full Year Product Line and Regional Sales

Syngenta	For the year ended December 31,
(US$ million)	2010	2009	Actual %	CER %
Crop Protection	8,878	8,491	+5	+3
Seeds	2,805	2,564	+9	+8
Business Development	23	8	+197	+197
Inter-segment elimination	(65)	(71)	n/a	n/a
Third Party Sales	11,641	10,992	+6	+4

Crop Protection
Product line
Selective Herbicides	2,308	2,221	+4	+1
Non-selective Herbicides	987	1,141	-13	-16
Fungicides	2,662	2,442	+9	+7
Insecticides	1,475	1,312	+12	+11
Seed Care	838	821	+2	+2
Professional Products	470	458	+3	-
Others	138	96	+43	+43
Total	8,878	8,491	+5	+3
Regional
Europe, Africa and Middle East	2,649	2,667	-1	-1
NAFTA	2,383	2,567	-7	-10
Latin America	2,300	1,907	+21	+21
Asia Pacific	1,546	1,350	+15	+8
Total	8,878	8,491	+5	+3

Seeds
Product line
Corn and Soybean	1,281	1,210	+6	+4
Diverse Field Crops	524	429	+22	+18
Vegetables	663	594	+12	+11
Flowers	337	331	+2	+2
Total	2,805	2,564	+9	+8
Regional
Europe, Africa and Middle East	1,047	933	+12	+10
NAFTA	1,234	1,187	+4	+3
Latin America	275	243	+13	+13
Asia Pacific	249	201	+24	+18
Total	2,805	2,564	+9	+8

Second Half Year Product Line and Regional Sales

Syngenta	For the six months ended December 31,
(US$ million)	2010	2009	Actual %	CER %
Crop Protection	3,882	3,491	+11	+12
Seeds	1,042	888	+17	+19
Business Development	18	3	n/a	n/a
Inter-segment elimination	(41)	(45)	n/a	n/a
Third Party Sales	4,901	4,337	+13	+14

Crop Protection
Product line
Selective Herbicides	688	606	+14	+16
Non-selective Herbicides	439	450	-3	-3
Fungicides	1,174	1,086	+8	+9
Insecticides	775	639	+21	+21
Seed Care	469	429	+9	+12
Professional Products	228	233	-2	-3
Others	109	48	+124	+125
Total	3,882	3,491	+11	+12
Regional
Europe, Africa and Middle East	859	857	-	+8
NAFTA	721	685	+5	+4
Latin America	1,590	1,357	+17	+17
Asia Pacific	712	592	+20	+16
Total	3,882	3,491	+11	+12

Seeds
Product line
Corn and Soybean	475	367	+30	+29
Diverse Field Crops	138	125	+10	+16
Vegetables	303	272	+11	+14
Flowers	126	124	+2	+6
Total	1,042	888	+17	+19
Regional
Europe, Africa and Middle East	285	274	+4	+12
NAFTA	408	307	+33	+33
Latin America	213	202	+5	+5
Asia Pacific	136	105	+30	+25
Total	1,042	888	+17	+19

Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter
(US$ million)	2010	2009	Actual %	CER %
Crop Protection	2,119	1,882	+13	+13
Seeds	600	482	+24	+25
Business Development	15	1	n/a	n/a
Inter-segment elimination	(32)	(28)	n/a	n/a
Third Party Sales	2,702	2,337	+16	+16

Crop Protection
Product line
Selective Herbicides	386	334	+16	+18
Non-selective Herbicides	163	180	-9	-10
Fungicides	671	632	+6	+8
Insecticides	438	317	+38	+38
Seed Care	267	243	+10	+12
Professional Products	131	141	-8	-8
Others	63	35	+78	+76
Total	2,119	1,882	+13	+13
Regional
Europe, Africa and Middle East	437	455	-4	+3
NAFTA	297	281	+6	+5
Latin America	1,000	842	+19	+19
Asia Pacific	385	304	+27	+23
Total	2,119	1,882	+13	+13

Seeds
Product line
Corn and Soybean	321	241	+33	+32
Diverse Field Crops	70	55	+28	+34
Vegetables	147	133	+10	+12
Flowers	62	53	+17	+19
Total	600	482	+24	+25
Regional
Europe, Africa and Middle East	127	115	+10	+17
NAFTA	286	213	+34	+34
Latin America	101	87	+17	+17
Asia Pacific	86	67	+29	+25
Total	600	482	+24	+25

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization, restructuring and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the year ended December 31, (US$ million)	2010	2009
Net income attributable to Syngenta AG shareholders	1,397	1,408
Minority interests	5	3
Income tax expense	275	283
Financial expenses, net	141	122
Pre-tax restructuring and impairment	178	149
Depreciation, amortization and other impairment	509	462
EBITDA	2,505	2,427

Appendix C: Segmental results and inter-segment elimination excluding restructuring and impairment

For the year ended December 31, 2010 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	8,878	4,382	1,839	2,194
Seeds	2,805	1,373	187	357
Business Development	23	12	(82)	(72)
Total	11,706	5,767	1,944	2,479
Inter-segment elimination(1)	(65)	26	26	26
Total 3rd party	11,641	5,793	1,970	2,505

For the second half 2010 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	3,882	1,743	436	621
Seeds	1,042	546	(65)	5
Business Development	18	9	(43)	(38)
Total	4,942	2,298	328	588
Inter-segment elimination(1)	(41)	(10)	(10)	(10)
Total 3rd party	4,901	2,288	318	578

For the year ended December 31, 2009 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	8,491	4,229	1,970	2,282
Seeds	2,564	1,220	117	256
Business Development	8	(7)	(116)	(106)
Total	11,063	5,442	1,971	2,432
Inter-segment elimination(1)	(71)	(5)	(5)	(5)
Total 3rd party	10,992	5,437	1,966	2,427

For the second half 2009 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	3,491	1,572	362	524
Seeds	888	453	(132)	(64)
Business Development	3	(11)	(72)	(66)
Total	4,382	2,014	158	394
Inter-segment elimination(1)	(45)	(25)	(25)	(25)
Total 3rd party	4,337	1,989	133	369

(1) Crop Protection inter-segment sales to Seeds.

Appendix D: Reconciliation of segment EBITDA to segment operating income

For the year ended December 31, 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	2,194	357	(72)	26	2,505
Depreciation, amortization & impairment	(348)	(151)	(10)	-	(509)
Income from associates & joint ventures	(7)	(19)	-	-	(26)
Operating income excl. restructuring & impairment	1,839	187	(82)	26	1,970
Restructuring & impairment(2)	(101)	(67)	(9)	-	(177)
Operating income	1,738	120	(91)	26	1,793

For the second half 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	621	5	(38)	(10)	578
Depreciation, amortization & impairment	(181)	(69)	(5)	-	(255)
Income from associates & joint ventures	(4)	(1)	-	-	(5)
Operating income excl. restructuring & impairment	436	(65)	(43)	(10)	318
Restructuring & impairment(2)	(59)	(22)	(2)	-	(83)
Operating income	377	(87)	(45)	(10)	235

For the year ended December 31, 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	2,282	256	(106)	(5)	2,427
Depreciation, amortization & impairment	(321)	(131)	(10)	-	(462)
(Income)/loss from associates & joint ventures	9	(8)	-	-	1
Operating income excl. restructuring & impairment	1,970	117	(116)	(5)	1,966
Restructuring & impairment(2)	(61)	(75)	(11)	-	(147)
Operating income	1,909	42	(127)	(5)	1,819

For the second half 2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	524	(64)	(66)	(25)	369
Depreciation, amortization & impairment	(166)	(67)	(6)	-	(239)
(Income)/loss from associates & joint ventures	4	(1)	-	-	3
Operating income excl. restructuring & impairment	362	(132)	(72)	(25)	133
Restructuring & impairment(2)	(33)	(51)	(13)	-	(97)
Operating income	329	(183)	(85)	(25)	36

(1)       Crop Protection inter-segment sales to Seeds.
(2)       Including reversal of inventory step-up included in Cost of goods sold.

Appendix E: Free cash flow

Free cash flow comprises cash flow from operating and investing activities:

•	excluding investments in and proceeds from marketable securities, which are included in investing activities;

•	excluding cash flows from and used for foreign exchange movements and settlement of related hedges on inter-company loans, which are included in operating activities; and

•	including cash flows from acquisitions of non-controlling interests, which are included in financing activities.

During 2010, Syngenta changed its definition of free cash flow to exclude cash flows from or used for foreign exchange movements and settlement of hedges of inter-company loans because it believes this revised free cash flow measure is more independent of a group’s internal funding structure and therefore more easily comparable with that of companies with less centralized funding structures than Syngenta’s. 2009 free cash flow has been restated.

Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be identical to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year ended December 31, (US$ million)	2010	2009
Cash flow from operating activities	1,707	1,419
Cash flow used for investing activities	(450)	(880)
Cash flow (from)/used for marketable securities	(31)	41
Cash flow used for acquisitions of non-controlling interests	(48)	-
Cash flow from foreign exchange movements and settlement of hedges of inter-company loans	(49)	(52)
Free cash flow	1,129	528

Appendix F: Period end trade working capital

The following table provides detail of trade working capital for the years ended December 31, 2010 and 2009 as a percentage of twelve-month sales:

(US$ million)	2010	2009
Inventories	3,844	3,922
Trade accounts receivable	2,554	2,506
Trade accounts payable	(2,590)	(2,468)
Net trade working capital	3,808	3,960
Twelve-month sales	11,641	10,992
Trade working capital as percentage of sales (%)	33%	36%

Appendix G: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

For the year ended December 31, (US$ million)	2010	2009(1)
Opening balance at January 1	1,802	1,886
Debt acquired with business acquisitions and other non-cash items	51	(77)
Foreign exchange effect on net debt	(21)	(52)
Purchase/(sale) of treasury shares	246	79
Dividends paid	524	494
Free cash flow	(1,129)	(528)
Closing balance as at December 31	1,473	1,802

Components of closing balance:
Cash and cash equivalents	(1,967)	(1,552)
Marketable securities(2)	(16)	(48)
Current financial debt	992	281
Non-current financial debt(3)	2,585	3,303
Financing-related derivatives(4)	(121)	(182)
Closing balance as at December 31	1,473	1,802

(1)	2009 has been restated to reflect the new definition of free cash flow described in Appendix E.
(2)	Long-term marketable securities are included in other non-current financial assets. Short-term marketable securities are included in derivative and other financial assets.
(3)	Included within financial debt and other non-current liabilities.
(4)
Short-term derivatives are included within derivative and other financial assets and derivative financial liabilities. Long-term derivatives are included within derivative financial assets and financial debt and other non-current liabilities.

The following table presents the derivation of the debt/equity gearing ratio for the years ended December 31, 2010 and 2009:

(US$ million)	2010	2009
Net debt	1,473	1,802
Shareholders’ equity	7,439	6,473
Debt/Equity gearing ratio (%)	20%	28%

Appendix H: Cash flow return on investment

Cash flow return on investment is a new measure implemented by Syngenta in 2010 in order to compare cash returns to average invested capital. Gross cash flow comprises cash flow before change in net working capital, excluding interest and other financial receipts and payments. In 2010, the accelerated contributions to the defined benefit pension plans of US$200 million were also excluded. Invested capital comprises:

•	total current assets, excluding cash and derivative and other financial assets;

•
total non-current assets, excluding non-current derivative and other financial assets and defined benefit pension assets, and adjusted to reflect gross book values of property, plant and equipment and intangible assets;

•	total current liabilities, excluding derivative financial liabilities and current financial debt; and

•	deferred tax liabilities.

For the year ended December 31, (US$ million)	2010	2009
Cash flow before change in net working capital	1,582	1,575
Interest and other financial receipts	(144)	(96)
Interest and other financial payments	308	380
Accelerated defined benefit pension plan contributions	200	-
Gross cash flow	1,946	1,859
Total current assets	9,716	8,894
Less: cash	(1,967)	(1,552)
Less: derivative and other financial assets	(502)	(156)
Total non-current assets	7,569	7,235
Add: property, plant and equipment, accumulated depreciation	3,295	3,050
Add: intangible assets, accumulated amortization	2,796	2,573
Less: non-current derivative and other financial assets	(219)	(299)
Less: defined benefit pension assets	(147)	(25)
Total current liabilities	(5,353)	(4,311)
Less: derivative financial liabilities	291	145
Less: current financial debt	992	281
Deferred tax liabilities	(813)	(688)
Invested capital	15,658	15,147
Average invested capital	15,403	14,375
Cash flow return on investment (%)	13%	13%

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	new cereal herbicide
BICEP II MAGNUM®	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL MAGNUM®	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE® MAX	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	Broad spectrum triazole fungicide
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
INVINSATM	pre-harvest protection for multiple crops from drought stress
REVUS®	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
PRIORI XTRA®	A fungicide from the AMISTAR® family
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVO®	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
MAXIM®	broad spectrum seed treatment fungicide
Professional Products
FAFARD®	global brand for growing media
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
Other
PleneTM	Innovative, yield-increasing technology for sugar cane
TegraTM	Integrated rice program in Asia
Field Crops
AGRISURE®	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEA®	consumer produce brand for value-added fruits and vegetables in North America
S&G® vegetables	leading brand in Europe, Africa and Asia
ROGERS® vegetables	leading brand throughout the Americas
GoldFisch®	Flowers Professional brand for cuttings assortment
Goldsmith Seeds	Flowers Professional brand for seeds assortment
Yoder®	Flowers Professional brand for Chrysanthemum assortment

Addresses for Correspondence

Swiss Depositary	Depositary for ADS	Registered Office

SIX SAG AG	Syngenta AG	Syngenta AG
Syngenta Share Register	c/o BNY Mellon Shareowner Services	P.O. Box
P.O. Box	P.O. Box 358016	4002 Basel
CH-4601 Olten	USA-Pittsburgh	Switzerland
PA 15252-8016

Tel: +41 (0)62 311 6133	Tel: 866 253 7068 (within USA) Tel. 201 680 6825 (outside USA)	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	February 9, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			itle:	Deputy Head Shareholder Services & Group Administration